UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-9114
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Profit Sharing 401(K) Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
     The following financial statements shall be furnished for the plan:
     1. In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007.
     Exhibits:
23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PROFIT SHARING 401(K) PLAN
INDEX TO FORM 11-K
DECEMBER 31, 2008 AND 2007

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5
Notes to Financial Statements	6
Supplemental Schedule at December 31, 2008:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
Signatures	13
Consent of Independent Registered Public Accounting Firm	14
EX-23
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Mylan Profit Sharing 401(k) Plan Participants:
We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 19, 2009

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	December 31,	December 31,
	2008	2007
Assets
Investments — At fair value	$55,661,244	$172,175,900

Receivables
Due from broker for securities sold	78,913,345	—
Employer contributions	10,599,968	8,409,685
Employee contributions	424,896	359,996

Total receivables	89,938,209	8,769,681

Net assets available for benefits	$145,599,453	$180,945,581

See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

Additions
Interest and dividends	$1,992,363
Employee contributions	10,943,883
Employer contributions	16,058,588

Total additions	28,994,834

Deductions
Administrative expenses	478,886
Benefits paid to participants	8,547,552
Net depreciation in fair value of investments	55,314,524

Total deductions	64,340,962

Net decrease	35,346,128

Net assets available for benefits
Beginning of year	180,945,581

End of year	$145,599,453

See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	DESCRIPTION OF THE PLAN

General — The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all regular, non-bargaining unit employees of Mylan Inc. (the “Company”) and any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) who meet the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.

Contributions — Each year, participants may contribute up to 50% of pre-tax annual compensation into the Plan, limited to the Internal Revenue Service maximum for 2008 of $15,500. Participants who are age 50 or older by the end of the Plan year are eligible to contribute an additional pre-tax catch-up contribution, up to the Internal Revenue Service maximum of $5,000 for 2008. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. Beginning January 2008, the Company’s common stock, which had been an investment option, was frozen for any new contributions or transfers from the other existing investment options. During fiscal year 2008, the Plan offered six mutual funds, one common collective fund and one fixed income fund as investment options for participants. On December 27, 2008, certain mutual funds and the fixed income fund held by the Plan were liquidated and transferred to Merrill Lynch in preparation for the change in the custodian and recordkeeper (see Note 7). The transfer was finalized on January 2, 2009. As these assets were in-transit on December 31, 2008, they are included in the due from broker for securities sold receivable on the Statements of Net Assets Available for Benefits.

The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to a maximum of 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“Discretionary Contribution”) to the Plan each fiscal year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year.

Trustee and Recordkeeper — During the year ended December 31, 2008, all of the Plan’s assets were held by Wachovia Retirement Services (the “Trustee”) who also has participant account recordkeeping responsibilities. On January 1, 2009, Merrill Lynch was appointed trustee, recordkeeper and custodian of the Plan (see Note 7).

Participant Accounts — Each participant’s account is funded with the participant’s contribution and allocations of the Company’s contributions and Plan earnings or losses. Allocations are based on participant account balances or compensation, as defined by the Plan. The participant is entitled to the vested portion of their account.

Vesting — Participants are vested immediately in their contributions and Company matching contributions plus actual earnings. Vesting in the Company’s Discretionary Contribution is based on years of continuous service. For any Discretionary Contributions for Plan years starting in 2007, a participant is fully vested after six years of continuous service. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
2	20%
3	40
4	60
5	80
6 or more	100%
Additionally, all participants become fully vested at age 65.

Effective January 2, 2009, the vesting schedule was changed from a six year graded schedule to a three-year cliff schedule (see Note 7).

Loans to Participants —Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Trustee. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave their balance in the account for withdrawal at a later point in time. Benefits are recorded by the Plan when paid. The Plan’s minimum automatic distribution of a terminated participant’s account is $1,000.

Forfeitures — Company Discretionary Contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company’s contribution for the year in which such forfeiture occurs. For the years ended December 31, 2008 and 2007, forfeitures totaling $794,500 and $620,000 were used to off-set current year employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation —The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties —The Plan utilizes various investment instruments. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (“NAV”) of shares held by the Plan at the end of the fiscal year. Money market funds and the common/collective trust funds are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at amortized cost, which approximates fair value.

Administrative Expenses — All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the Statement of Changes in Net Assets Available for Benefits.

Other administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and are not considered expenses of the Plan.

3.	INVESTMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”) for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material effect on the Plan’s Financial Statements.

As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value as of December 31, 2008 are classified in the table below in one of the three categories described above:

Financial Assets

	Level 1	Level 2	Level 3	Total
Common/Collective Trust Funds	$—	$41,465,549	$—	$41,465,549
Common Stock	13,401,314	—	—	13,401,314
Participant Loan Fund	—	412,455	—	412,455

Total assets at fair value	$13,401,314	$41,878,004	$—	$55,279,318

At December 31, 2008, there were no liabilities held by the Plan.

Below is a summary of valuation techniques for Level 1 financial assets:
•	Common Stock — valued at the closing price reported on the active market on which the individual securities are traded.
Below is a summary of valuation techniques for Level 2 financial assets:
•	Common/Collective Trust Funds — stated at fair value based on the fair market value of the underlying investments. The Plan invests in one collective fund, the RiverSource Income Fund II. The RiverSource Income Fund II invests exclusively in the RiverSource Income Fund I, which invests in a diversified pool of high quality bonds and other short-term investments, together with book value contracts and traditional insurance contracts, of varying maturity, size and yield.

•	Participant Loan Fund — valued at amortized cost, which approximates fair value.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2008	2007
RVST Income Fund II	$41,465,549	32,393,141
Mylan Inc. Common Stock	13,401,314	21,027,377
Janus Overseas Fund	N/A	36,645,544
Davis New York Venture Class A Fund	N/A	17,486,879
RVST Equity Index Fund II	N/A	14,582,183
RS Emerging Growth Fund	N/A	16,091,855
PIMCO Total Return Fund	N/A	11,833,061
RVS Large Cap Equity (Class R4)	N/A	10,382,837
Franklin Mutual Series Fund, Inc.	N/A	10,354,514
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual Funds	$45,456,307
Common/Collective Trust Funds	4,026,418
Common Stock — Mylan Inc.	5,831,799

Net depreciation in fair value of investments	$55,314,524

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 24, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since applying for the determination letter. However, the Company and Plan management believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock. The Company is the plan sponsor and therefore qualifies as a related party. At December 31, 2008 and 2007, the Plan held an investment of 1,355,041 and 1,494,123 shares, respectively, of common stock. The fair value of Mylan Inc.’s common stock held by the fund at December 31, 2008 and 2007 was $13,401,314 and $21,027,377. For the fiscal year ended December 31, 2008, the Plan had no purchases of Mylan Inc. common stock. For the fiscal year ended December 31, 2008, the Plan sold 120,069 shares of common stock of the Company with proceeds of $1,408,783 and distributed 19,013 in-kind shares with a market value of $213,421. For the fiscal year ended December 31, 2007, the Plan purchased 704,948 shares of common stock of the Company at a cost of $12,160,981. For the year ended December 31, 2007, the Plan sold 628,626 shares of common stock of the Company with proceeds of $11,678,012 and distributed 11,032 in-kind shares with a market value of $180,381.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

7.	SUBSEQUENT EVENTS

On January 1, 2009, Merrill Lynch was appointed trustee, recordkeeper and custodian of the Plan. On December 27, 2008, certain mutual funds and the fixed income fund held by the Plan were liquidated and transferred to Merrill Lynch in preparation for the change in the custodian and recordkeeper. The transfer was finalized on January 2, 2009. Participant assets were transferred to investment options that are reasonably similar to the investment options that were offered by the prior recordkeeper and that have comparable investment styles, objectives and risk and return characteristics.

Effective January 1, 2009, vesting in the Company’s Discretionary Contribution was changed to a three-year cliff vesting schedule. A transitional schedule will be followed for participants hired prior to January 1, 2009, whereby those participants will be 20% vested at two years of continuous service and 100% vested at three years of continuous service.

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2008

	(B) Identity of Issue,
	Borrower, Lessor, or	(C) Description of Investment Including Maturity Date,	(E) Current
(A)	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value
*	RVST Funds	Cash and cash equivalents	$381,926
*	RVST Funds	RVST Income Fund II	41,465,549
*	Mylan Inc.	Common stock	13,401,314
*	Participant Loan Fund	Maturity dates from 1/5/2009 through 10/10/2023 and interest rates ranging from 5.00% to 10.50%	412,455

		Total investments	$55,661,244

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN
/s/ Patricia A. Lang
Patricia A. Lang, Plan Administrator

     June 26, 2009